Exhibit 99.1

REPORT ON VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 29, 2022, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour (%)
Trace J. Arlaud	32,619,829	312,505	99.05
Rudi P. Fronk	32,754,711	177,623	99.46
Eliseo Gonzalez-Urien	32,414,917	517,417	98.43
Richard C. Kraus	32,647,087	285,247	99.13
Jay S. Layman	32,458,700	473,634	98.56
Melanie R. Miller	32,637,162	295,172	99.10
Clem A. Pelletier	32,732,296	200,038	99.39
John W. Sabine	31,245,353	1,686,981	94.88
Gary A. Sugar	32,541,942	390,392	98.81
Carol T. Willson	32,641,362	290,972	99.12

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
The authorization of the directors to fix the auditors remuneration.	Resolution approved
Amendment of the Articles of the Corporation to set forth the rights and restrictions attached to the Common shares.	Resolution approved
Increase in Shares Reserved Under Security Based Plans.	Resolution approved

All resolutions were approved by a show of hands. DATED at Toronto, Ontario on June 30, 2022. SEABRIDGE GOLD INC.

Per:	“C. Bruce Scott”
C. Bruce Scott
Vice President, General Counsel and Corporate Secretary

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com